HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

Melbourne Towers, 1511 Third Avenue, Suite 788, Seattle, Washington 98101

Tel.: 206-621-9888 Fax.: 206 621 0318

November 16, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	HQ Sustainable Maritime Industries, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 15, 2006
File No. 0-18980

General

1.	It appears that you are proposing approval of authority for “blank check” reverse stock split ratios. Provide your analysis supporting any conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required by Delaware law. Proposal 1, as it currently reads, allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock in any ratio from one-for-ten to one-for-twenty. Why is this procedure consistent with the requirements of Delaware law for the adoption of amendments to the articles of incorporation?

We have noted this comment and revised the disclosure to effect a reverse stock split at a ratio of 1-for-20 of our issued and outstanding common stock, deleting any request for approval of authority for “blank check” reverse stock split ratios.

2.	We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

We have noted this comment and will comply with the requirements of Exchange Act Rule 10b-17. Once the Commission has indicated that there are no additional comments, we will file a definitive Schedule 14C with the appropriate dates included.

3.	Please disclose, in a table or other similar format, the number of shares of your common stock that will be: (1) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of a stock split.

We have noted this comment and disclosed this information in a table included under “Impact of the Reverse Stock Split.”

4.	We note that a stock split may result in an increased number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements to issue any of the additional shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

The Company has recently completed a $5 million convertible promissory notes offering pursuant to an exemption under Rule 506 promulgated under the Securities Act. The Company currently does not intend to use its share capital for any acquisitions. The Company may raise additional capital in the future to fund its working capital and other corporate needs. With respect to any such financing, the Company will evaluate the appropriate requirements and fully intends to comply therewith.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Norbert Sporns
Norbert Sporns President And Chief Executive Officer